EXHIBIT (b)(1)

BANK HAPOALIM B.M.

Corporate Headquarters

Electronics, Chemistry, Metal and Textile Sector

“Zion House”, 41-45 Rothschild Blvd., Tel Aviv

February 5, 2003

427/95/4/203

To: Team Software Industries Ltd.

Re: Commitment Letter to Provide Credit

Whereas you notified us of your intention of making a public tender offer to buy shares of TTI Team Telecom International Ltd. (hereinafter: “TTI” and the “Tender Offer” respectively); and

Whereas you requested us to provide you with credit for the purpose of the financing of the Tender Offer and, subject to applicable law, for the purpose of acquiring additional TTI shares, not as part of the Tender Offer;

Therefore, and per your request, we hereby notify you that we will agree to provide you with credit for the purpose of the financing of the Tender Offer and the purchase of additional TTI shares, not as part of the Tender Offer, subject to and upon fulfillment of the conditions specified hereunder:

The Credit

1.

Amount – Up to $7,000,000 (seven million U.S. dollars).

2.

Period – 36 months, until no later than _____.

3.

Interest – LIBOR plus 2.5% per annum.

4.

Payment –

Principal:

At the end of the Period.

Interest:

Every three months.

5.

Period of withdrawals: Until June 30, 2003.

6.

Commitment fee: a sum of $17,5000 will be paid by you against your execution of this letter, half of which shall be returned to you if the Tender Offer is not effected by March 15, 2003.  An additional sum of $17,5000 will be paid by you if and when you utilize a sum of more than $4,500,000 (four million five hundred thousand) of the credit sum.

Prepayment: You will be entitled to prepay the credit, without being subjected to a prepayment fee, provided you give us written notice at least 14 days in advance, and provided that such prepayment shall be made on a date of payment of interest.  We further confirm that we will agree to allow you to sell the shares pledged as provided in Section 1(a) hereunder, in whole or in part, provided that the proceeds to be received from the sale of such shares shall be used to prepay the credit per the aforementioned conditions.  Any balance remaining from the sale of the shares as aforesaid, after maintaining the Market Value ratio as defined below, between the encumbered shares divided by the amount of credit extended to your pursuant hereto which shall be no less than three to one, shall be available to you for your use.

7.

If you effect a prepayment not by way of sale of the pledged shares, then we shall agree to release to you part of the pledged shares, provided that the ratio between the pledged shares and the credit, as it existed on the prepayment date, shall be maintained.

Further Conditions

1.

As collateral for the payment of the credit, you will provide us with the following security interests:

(a)

A fixed first priority lien in the TTI shares held by you, in such a manner that at any time, the Market Value, as defined below, of the pledged shares shall be no less than three times the sum of the credit in practice.

Market Value shall mean the average closing price of the TTI share on the stock market over the last ten trading days prior to the performance of any calculation, multiplied by the number of pledged shares.

In the event that the ratio between the Market Value of the TTI shares and the actual amount of credit shall drop below 2:1 (two-to-one), you will undertake to provide us with additional collateral to our full satisfaction within four days from the date of violation of the said ratio, so that the ratio between the market value to the actual credit amount will be 3 (three). We agree that as additional collateral, you will be entitled to provide us with, and to give us a security interest in, additional TTI shares, and to pledge a monetary deposit and/or a bank guarantee from a bank, the identity of which shall be agreeable to us and under conditions acceptable to us, the collateral value of which shall be at the ratio of 1:1 with the sum thereof.

(b)

In the event that TTI shall give others any security interest in its property and assets, in whole or in part, such act shall constitute grounds for making the credit payable immediately. The aforesaid shall not apply to the creation of an encumbrance under Section 169(d) of the Companies Ordinance (New Version), 5743-1983.

(c)

In addition to all of the grounds for making the credit payable immediately as specified in our credit documents, in the event that one or more of the financial ratios specified below, appears in TTI’s quarterly and/or annual financial statements, we shall be entitled to make the credit payable immediately:

3

1.

If the cash and cash equivalents balance shall fall below US $20 million.

2.

If the total sum of the issued and paid-up share capital, plus capital funds and undesignated capital reserves and surplus, less intangible assets, as this term is defined in accordance with generally accepted accounting principles (such as goodwill, copyrights), shall at any time fall below a sum equal to $40,000,000 (forty million U.S. dollars).

3.

If the proportion of the net equity to the total balance sheet shall be less than 50%.

4.

The EBITDA (for the first six months of 2003) shall be negative. From January 1, 2004 and at any time, the average EBITDA of the four latest consecutive quarters according to the calculation shall be positive.

The aforementioned terms shall be interpreted in accordance with GAAP.

2.

You will sign all the documents in our favor in connection with the aforesaid and to our full satisfaction.

3.

No lawful impediment shall bar the provision of the credit.

4.

You shall sign this letter no later than February 16, 2003.

5.

Nothing in the aforesaid shall derogate from our rights under the documents you signed in our favor.

Sincerely,

/s/ A. Alterman    /s/ A. Rosenberg

Bank Hapoalim B.M.

Corporate Headquarters

M. Alterman

A. Rosenberg

We, the undersigned, agree to the aforesaid.

/s/ Shlomo Eisenberg

Team Software Industries Ltd.